EXHIBIT 99.1
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

                              ARMS II Global Fund I

--------------|---------------------------------------------------------------------------------------------------------------------
 Reference to | ARMS II GLOBAL FUND 1
Schedule 8 of |
  the Bond    | BONDHOLDERS REPORT RELATED TO SEPTEMBER 10, 2003 DISTRIBUTION
 Trust Deed   |
--------------|---------------------------------------------------------------------------------------------------------------------
               REPORTING DATES

               Cut-Off Date                                                                                         August 29, 2003
               Determination Date                                                                                 September 8, 2003
               Payment Date                                                                                      September 10, 2003
               Start Interest Period                                                                                   June 5, 2003
               End Interest Period                                                                                September 9, 2003
               No. of Days in Interest Period                                                                                    97
               Start Calculation Period                                                                                June 5, 2003
               End Calculation Period                                                                               August 29, 2003
               No. of Days in Calculation Period                                                                                 86

               ---------------------------------------------------------------------------------------------------------------------

               SECURITIES ON ISSUE                                                  Amount                                   Amount
                                                                                     (US$)                                     (A$)
                                                                             --------------                           -------------
               Class A Bonds
               Initial Face Value                                            1,000,000,000                            1,525,553,013
                 Previous Principal Distribution                                        --                                       --
                 Principal Distribution for current calculation period          63,400,000                               96,720,061
               Total Principal Distribution to date                             63,400,000                               96,720,061


               Beginning Principal Amount                                    1,000,000,000                            1,525,553,013

     (a)       Ending Principal Amount                                         936,600,000                            1,428,832,952
               less Unreimbursed Charge-offs                                            --                                       --

               Beginning Stated Amount                                       1,000,000,000                            1,525,553,013

     (a)       Ending Stated Amount                                            936,600,000                            1,428,832,952


               Class B Bonds
               Initial Face Value                                                                                        50,500,000
                 Previous Principal Distribution                                                                                 --
                 Principal Distribution for current calculation period                                                           --
               Total Principal Distribution to date                                                                              --

               Beginning Principal Amount                                                                                50,500,000
     (a)       Ending Principal Amount                                                                                   50,500,000
               less Unreimbursed Charge-offs                                                                                     --
               Beginning Stated Amount                                                                                   50,500,000
     (a)       Ending Stated Amount                                                                                      50,500,000


               ---------------------------------------------------------------------------------------------------------------------

               INTEREST RATE FOR ACCRUAL PERIOD                                    Libor /             Interest            Interest
                                                                            Bank Bill Rate               Margin                Rate
                                                                            --------------             --------            --------
               US$
               Class A Bonds                                                       1.27677              0.23000             1.50677

               A$
               Class A Bonds (payable to Currency Swap Provider)                   4.79005              0.35100             5.14105
               Class B Bonds                                                       4.79005              0.90000             5.69005

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                                     Page 1 of 3
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

--------------|---------------------------------------------------------------------------------------------------------------------
 Reference to | ARMS II GLOBAL FUND 1
Schedule 8 of |
  the Bond    | BONDHOLDERS REPORT RELATED TO SEPTEMBER 10, 2003 DISTRIBUTION
 Trust Deed   |
--------------|---------------------------------------------------------------------------------------------------------------------

               DISTRIBUTIONS PAYABLE ON PAYMENT DATE                                 (US$)                                     (A$)
                                                                              ------------                             ------------

               Interest Entitlement:
     (b)            Class A Bonds                                                4,059,900                               20,842,893
     (b)            Class B Bonds                                                                                           763,636
               Principal Repayment:
     (c)            Class A Bonds                                               63,400,000                               96,720,061
     (c)            Class B Bonds
               Total:
                    Class A Bonds                                               67,459,900                              117,562,954
                    Class B Bonds                                                       --                                  763,636

               Total                                                            67,459,900                              118,326,590

               ---------------------------------------------------------------------------------------------------------------------

               POOL FACTORS                                                           Last                                  Current
                                                                              Distribution                             Distribution
                                                                                      Date                                     Date
                                                                             -------------                             ------------

     (h)       Class A Bonds                                                        1.0000                                   0.9366
               Class B Bonds                                                        1.0000                                   1.0000

               ---------------------------------------------------------------------------------------------------------------------

     (d)       INCOME COLLECTIONS FOR CALCULATION PERIOD                                                                 24,213,056

               ---------------------------------------------------------------------------------------------------------------------

               AVAILABLE AMORTISATION AMOUNT                                                                                   (A$)
                                                                                                                      -------------
     (i)       Scheduled Principal Collections                                                                            3,462,580
     (i)       Unscheduled Principal Collections                                                                        133,381,903

               Gross Principal Collections                                                                              136,844,483

               less
     (g)       Redraw Advances, Line of Credit Advances and
               Permitted Further Advances                                                                                38,339,623

     (e)       Net Principal Collections                                                                                 98,504,860

               Application of Cash Reserve and Advances
               Reserve as Available Amortisation Amount                                                                  (1,784,799)

     (l)       Charge-offs and Unreimbursed Charge-offs                                                                           0

     (f)       Available Amortisation Amount                                                                             96,720,061

               ---------------------------------------------------------------------------------------------------------------------

               PORTFOLIO INFORMATION
               (based on Loans forming part of the Assets of the Fund as at the last day of the Calculation Period)

     (j)       Aggregate Face Value of Loans                                                                          1,473,850,457
               Total number of Loans                                                                                          6,571
               Average Loan Balance                                                                                      224,296.22
               Weighted Average LVR                                                                                           73.89

                   Seasoning                 No of Loans             % by number                   Balance              % by balance
                   ---------                 -----------             -----------                   -------              ------------
                 0 to 6 months                   1,326                  20.18%                  299,315,120                  20.31%
                6 to 12 months                   4,046                  61.57%                  922,287,226                  62.58%
               12 to 18 months                     502                   7.64%                  113,231,933                   7.68%
               18 to 24 months                     183                   2.78%                   41,051,616                   2.79%
               24 to 36 months                     103                   1.57%                   23,544,004                   1.60%
               36 to 48 months                     175                   2.66%                   35,588,489                   2.41%
               48 to 60 months                     116                   1.77%                   19,798,868                   1.34%
                    >60 months                     120                   1.83%                   19,033,201                   1.29%
                                                 6,571                  100.00%               1,473,850,457                 100.00%

               ---------------------------------------------------------------------------------------------------------------------

                                   Page 2 of 3
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
--------------|---------------------------------------------------------------------------------------------------------------------
 Reference to | ARMS II GLOBAL FUND 1
Schedule 8 of |
  the Bond    | BONDHOLDERS REPORT RELATED TO SEPTEMBER 10, 2003 DISTRIBUTION
 Trust Deed   |
--------------|---------------------------------------------------------------------------------------------------------------------

     (k)       AGGREGATE LOSS AMOUNT                                                                                    NIL

               ---------------------------------------------------------------------------------------------------------------------

     (m)       DELINQUENCY AND LOSSES

               DELINQUENCY                                                                           (A$) Amount               % of
                                                                                                        of Loans               Pool
                                                                                                    ------------              -----
               31 - 60 days                                                                           7,811,407               0.53%
               61 - 90 days                                                                           4,863,707               0.33%
               90+ days                                                                               2,210,776               0.15%

               LOSSES                                                                                   AUD

               Mortgage Insurance claims made                                                           Nil

               Mortgage Insurance claims paid                                                           Nil

               Mortgage Insurance claims pending                                                        Nil

               Mortgage Insurance claims denied                                                         Nil

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